ANNUAL NOTICE

May 1, 2024

PARK AVENUE LIFE-MILLENNIUM SERIES®

Issued by The Guardian Insurance & Annuity Company, Inc.

Separate Account K

The Annual Notice for Park Avenue Life-Millennium Series®, an individual variable whole life insurance policy with modified scheduled premiums offered by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our), provides you with an update of changes to your policy that have occurred since May 1, 2023. In addition, this Annual Notice provides key information about your contract that you should review, including a current list of Funds available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference.

The most recent prospectus for the Park Avenue Life-Millennium Series® dated May 1, 2006, contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the underlying mutual funds, the most recent audited financial statements of Separate Account K online at: https://Guardianlife.onlineprospectus.net/Guardianlife/pal_millennium/?ctype=great_wested_notice. You can also obtain this information at no cost by calling 1-888-GUARDIAN (1-888-482-7342) or by sending an email request to GIAC_CRU@glic.com

Additional general information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved or disapproved the Policy or passed upon the adequacy of this Summary Prospectus. Any representation to the contrary is a criminal offense.

Special Terms Used in This Annual Notice

Some of the special terms used in this Annual Notice are defined below.

Attained Age

The insured’s age on his or her birthday closest to the Policy Date plus the number of Policy Years completed since the Policy Date.

Business Day

Each day that GIAC processes transactions, currently including each day on which the New York Stock Exchange (NYSE) or its successor is open for trading. GIAC’s close of business is 4 p.m. New York time or, if earlier, the close of the NYSE. If any transaction or event occurs or is scheduled to occur on a day that is not a Business Day, or if a transaction request is received after GIAC’s close of business, such transaction or event will process on and as of the next following Business Day unless otherwise specified.

Cash Surrender Value

The Policy Account Value less any surrender charges, but not less than zero.

Customer Service Office Contact Center

For telephonic communications:

Customer Service Office Contact Center

8:30 a.m. to 5:00 p.m. New York (eastern) time

1-888-GUARDIAN (1-888-482-7342)

Face Amount

The lifetime insurance protection with a guaranteed minimum death benefit until the policy anniversary nearest the insured’s 100th birthday that at least equals the face amount.

Fund(s) (Portfolio Company(ies)

The open-end management investment companies, each corresponding to a variable investment option.

Issue Date

The date your Policy is issued by GIAC.

Mailing Address:

For regular mail:

The Guardian Insurance & Annuity Company, Inc.

P.O. Box 981588

El Paso, TX 79998-1588

For registered, certified, or express mail:

The Guardian Insurance & Annuity Company, Inc. 5951 Luckett Ct., Bldg A

El Paso, TX 79932

Monthly Deduction or Monthly Deductions

The total of the charges due and payable on each Monthly Processing Date.

Monthly Processing Date

The day of each Policy Month on which the Monthly Deduction is deducted from the Policy Account Value and certain Policy benefits and values are calculated. The Monthly Processing Date is the same date of each calendar month as the Policy Date, or the last day of a calendar month if that is earlier. If such calendar day is not a Business Day, the Monthly Processing Date will be the next following Business Day.

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Policy Segment

The additional coverage provided by an increase in Face Amount.

Policy Year

The year commencing with the Policy Date or with an anniversary of that date.

Surrender Charge Period

The period during which a surrender charge will be payable if you surrender your Policy. The Surrender Charge Period varies depending upon age of the insured when the Policy is issued or the Face Amount increased

Updated Information About Your Policy

The information in this Annual Notice is a summary of certain Policy features that have changed since May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Policy.

There have been changes to the underlying Funds’ information in the Fees and Expenses table and Appendix A that are contained in this Annual Notice.

Important Information You Should Consider About The Policy

An investment in the Policy is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

Fees and Expenses				Location in Prospectus
Charges for Early Withdrawals

During the first 9 years, if you surrender your Policy, we may deduct a surrender charge from the Policy’s cash value. The surrender charge and Surrender Charge Period may differ based on the insured’s age at issue, sex, classification and Face Amount.

For example, a male, non-smoker, issue age 30 in the preferred plus underwriting class with a Policy Face Amount of $300,000 in the first Policy Year, would incur a surrender charge of $7.34 per 1,000 of Basic Sum Insured or $7,340.

Deductions and Charges
Transaction Charges	In addition to Surrender Charges, you may also be charged for other transactions. These other charges may include sales charges on premium payments, state and federal premium tax charges on premium payments, and charges for transfers among the investment options.			Deductions and Charges
Ongoing Fees and Expenses (annual charges)

In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy, and such fees and expenses are set based on characteristics of the insured (e.g., age, sex and rating classification). You should view the specifications page of the Policy for the rates that apply to your Policy. There is also a mortality and risk expense charge, a policy charge and a fee in connection with allocations to the indexed account.

You will also bear expenses associated with the Variable Investment Options under the Policy, as shown in the following table.

Deductions and Charges
	Annual Fee	Minimum	Maximum
	Investment Options* (Porfolio Company fees and expenses)	0.41%	1.76%
* As a percentage of Fund assets.

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Risks		Location in Prospectus
Risk of Loss	You can lose money by investing in this Policy.	Principal Risks
Not a Short-Term Investment	The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. If you make a premature withdrawal of cash from your Policy, you may incur various costs (e.g., a Surrender Charge) and also possible Federal income tax.	Principal Risks
Risks Associated with Investment Options	An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., variable investment options). Each investment option (including the indexed account and the fixed-rate option) will have its own unique risks, and you should review these investment options before making an investment decision.	Principal Risks
Insurance Company Risks	An investment in the Policy is subject to the risks related to us, including that any obligations (including under the fixed-rate option), guarantees, and benefits of the Policy are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about GIAC, including our financial strength ratings, is available by contacting us at 1-888-GUARDIAN.	Principal Risks
Contract Lapse

In general, in any month that your Policy Account Value is not large enough to cover a monthly deduction (i.e., the amount we deduct on the first day of each Policy month for charges such as the Policy fee), your Policy will be in default, and may lapse unless you pay additional premiums. Your Policy Account Value can be impacted by poor investment performance of the variable investment options you select. Your Policy may also lapse if Policy loans plus accrued interest reduces the Policy Account Value to zero. Additionally, insufficient premium payments, withdrawals, and policy charges (including increases in those charges) could cause the Policy to lapse and you will no longer have insurance coverage.

If your Policy has lapsed, in most states you may reinstate it within seven years after the date of lapse. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. Death benefits will not be paid if the Policy has lapsed.

Principal Risks
Restrictions		Location in Prospectus
Investment

• We reserve the right to impose a charge for transfers among investment options in excess of the 12.

• We reserve the right to remove or substitute a variable investment option or limit its availability to subsequent premium payments and/or transfers of cash value.

• You may only choose to invest in a maximum of 7 of the allocation options including the fixed-rate option, at any time.

Your Allocation Options
Optional Benefits

• Various optional benefits may be available, in the form of a rider to your Policy. Not all of these riders may be available to you. In general, supplemental insurance benefits may be (i) available only to insureds within certain age ranges and/or who meet certain criteria (ii) subject to minimum and/or maximum specified amounts, and (iii) subject to certain termination conditions. We may stop offering an optional benefit at any time.

Other Information – Supplemental Benefits and Riders

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Taxes		Location in Prospectus
Tax Implications

• You should consult with a tax professional to determine the tax implications of an investment in and payments received under this contract.

• There is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).

• Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties.

Federal Tax Considerations
Conflict of Interest		Location in Prospectus
Investment Professional Compensation	Your investment professional may receive compensation for selling this Policy to you, in the form of commissions, additional cash benefits, and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Policy over another investment for which the investment professional is not compensated or compensated less.	Other Information – Distribution of the Policies
Exchanges	If you already own an insurance policy, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a policy you already own if you determine, after comparing the features, fees, and risks of both policies, that it is better for you to purchase the new contract rather than continue to own your existing contract.	Special Features of Your Policy – Exchanging a Policy

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Appendix A: Funds Available Under the Policy

The following is a list of Funds available under the policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at: https://Guardianlife.onlineprospectus.net/Guardianlife/pal_millennium/?ctype=great_wested_notice.

You can also request this information at no cost by calling the Customer Service Office Contact Center at 1-888- GUARDIAN (1-888-482-7342) or by sending an email request to GIAC_CRU@glic.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

			As of December 31, 2023
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Long-term growth of capital.	AB VPS Large Cap Growth Portfolio (Class B) AllianceBernstein, L.P.	0.91%	34.79%	17.56%	14.60%
Long-term growth of capital.	AB VPS Relative Value Portfolio (Class B) AllianceBernstein, L.P.	0.86%	11.72%	11.57%	9.05%
Long-term growth of capital.	AB VPS Sustainable Global Thematic Portfolio (Class B) AllianceBernstein, L.P.	1.17%	15.70%	13.27%	9.33%
Long-term growth of capital.	Davis Financial Portfolio Davis Selected Advisers, LP Davis Selected Advisers- NY, Inc.	0.78%	15.29%	10.25%	8.80%
Total return through a combination of growth and income.	Davis Real Estate Portfolio Davis Selected Advisers, LP Davis Selected Advisers- NY, Inc.	1.00%	10.65%	5.86%	6.89%
Long-term growth of capital.	Davis Value Portfolio Davis Selected Advisers, LP Davis Selected Advisers- NY, Inc.	0.73%	32.63%	12.84%	8.86%
Seeks long-term capital appreciation.	Fidelity VIP Contrafund® Portfolio (Service Class 2) Fidelity Management & Research Company and its affiliates Other investment advisers serve as sub-advisers for the fund.	0.81%	33.12%	16.36%	11.33%
Seeks reasonable income. The Fund will also consider the potential for capital appreciation. The Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity VIP Equity-Income Portfolio (Service Class 2) Fidelity Management & Research Company and its affiliates Other investment advisers serve as sub-advisers for the fund.	0.72%	10.38%	12.01%	8.31%

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			As of December 31, 2023
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity VIP Government Money Market Portfolio (Service Class 2)[1] Fidelity Management & Research Company and its affiliates Other investment advisers serve as sub-advisers for the fund.	0.52%	4.79%	1.58%	0.97%
Seeks to provide capital growth.	Fidelity VIP Growth Opportunities Portfolio (Service Class 2) Fidelity Management & Research Company and its affiliates Other investment advisers serve as sub-advisers for the fund.	0.84%	45.30%	18.79%	15.44%
Seeks long-term growth of capital.	Fidelity VIP Mid Cap Portfolio (Service Class 2) Fidelity Management & Research Company and its affiliates Other investment advisers serve as sub-advisers for the fund.	0.82%	14.80%	12.17%	7.85%
Growth of capital; current income as secondary objective.	Gabelli Capital Asset Fund Gabelli Funds, LLC	1.40%	11.86%	8.32%	5.29%
The Fund seeks capital appreciation.	Guardian All Cap Core VIP Fund Park Avenue Institutional Advisers LLC Massachusetts Financial Services Company	0.78%	22.93%	0.00%	0.00%
The Fund seeks to provide capital appreciation and moderate current income while seeking to manage volatility.	Guardian Balanced Allocation VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.88%	17.86%	0.00%	0.00%
The Fund seeks to provide a high level of current income and capital appreciation without undue risk to principal.	Guardian Core Fixed Income VIP Fund Park Avenue Institutional Advisers LLC	0.50%	5.52%	0.00%	0.00%
The Fund seeks to provide a high level of current income consistent with preservation of capital.	Guardian Short Duration Bond VIP Fund Park Avenue Institutional Advisers LLC	0.50%	4.09%	0.00%	0.00%
Seeks capital growth.	Invesco V.I. American Franchise Fund (Series I) Invesco Advisers, Inc.	0.86%	40.93%	16.16%	11.70%

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			As of December 31, 2023
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Long-term growth of capital.	Invesco V.I. Core Equity Fund (Series I) Invesco Advisers, Inc.	0.80%	23.36%	12.95%	7.79%
Seeks both capital appreciation and current income.	Invesco V.I. Equity and Income Fund (Series I) Invesco Advisers, Inc.	0.57%	10.56%	9.93%	7.06%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio (Service Shares) Janus Henderson Investors US LLC	0.97%	17.78%	13.14%	11.82%
Seeks long-term growth of capital.	Janus Henderson Forty Portfolio (Service Shares) Janus Henderson Investors US LLC	0.80%	39.65%	16.64%	13.45%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio (Service Shares) Janus Henderson Investors US LLC	0.86%	26.47%	13.05%	8.74%
Seeks long-term growth of capital.	Janus Henderson Research Portfolio (Service Shares) Janus Henderson Investors US LLC	0.82%	42.81%	16.54%	12.21%
Seeks capital appreciation.	MFS® Growth Series (Initial Class) Massachusetts Financial Services Company	0.73%	35.86%	15.89%	12.97%
Seeks capital appreciation.	MFS® Investors Trust Series (Initial Class) Massachusetts Financial Services Company	0.78%	18.98%	13.55%	10.27%
Seeks capital appreciation.	MFS® New Discovery Series (Initial Class) Massachusetts Financial Services Company	0.87%	14.41%	11.08%	7.67%
Seeks capital appreciation.	MFS® Research Series (Initial Class) Massachusetts Financial Services Company	0.79%	22.42%	14.41%	10.82%
Seeks total return.	MFS® Total Return Series (Initial Class) Massachusetts Financial Services Company	0.61%	10.44%	8.54%	6.53%

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			As of December 31, 2023
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
The Victory 500 Index VIP Series seeks to match, before fees and expenses, the performance of the stocks composing the Victory US Large Cap 500 Index.	Victory 500 Index VIP Series Victory Capital Management Inc.	0.28%	26.94%	15.48%	11.79%
Seeks to provide current income. Capital appreciation is a secondary objective.	Victory High Yield VIP Series Victory Capital Management Inc. Park Avenue Institutional Advisers LLC	0.89%	11.41%	4.98%	4.38%
Long-term capital appreciation.	Victory RS International VIP Series Victory Capital Management Inc.	0.93%	20.02%	8.55%	5.09%
Long-term capital appreciation.	Victory RS Large Cap Alpha VIP Series Victory Capital Management Inc.	0.55%	13.69%	11.89%	8.68%
Long-term capital growth.	Victory RS Small Cap Growth Equity VIP Series Victory Capital Management Inc.	0.88%	20.40%	5.63%	6.48%
Long-term capital appreciation.	Victory Sophus Emerging Markets VIP Series Victory Capital Management Inc.	1.35%	11.03%	3.31%	2.48%

(1)	There is no assurance that this Fund will be able to maintain a stable net asset value per share. In addition, during extended periods of low interest rates, and partly as a result of asset-based separate account charges, the yield on this investment account may become low and possibly negative.

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Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2006, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this notice.

EDGAR Contract ID: C000023953

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